Exhibit 9

Tel: 732-750-0900 Fax: 732-750-1222 www.bdo.com	90 Woodbridge Center Dr., 4th Floor Woodbridge, NJ 07095-1163

November 13, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the statements made by TerraCycle US Inc. in the Offering Circular related to the dismissal of our firm that occurred on October 20, 2017. We agree with those statements insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.